Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated May 12, 2020, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Stemline Therapeutics, Inc.

at

$11.50 Net Per Share Plus One Non-Transferable

Contractual Contingent Value Right for Each Share, which Represents the Right to Receive a Contingent Payment of $1.00 in Cash Per Share

Upon the Achievement of a Specified Milestone

Pursuant to the Offer to Purchase dated May 12, 2020

by

Mercury Merger Sub, Inc.

a wholly owned subsidiary of

Berlin-Chemie AG

and an indirect wholly owned subsidiary of

A. Menarini - Industrie Farmaceutiche Riunite - S.r.l.

Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline Therapeutics, Inc., a Delaware corporation (“Stemline” or the “Company”), at a price per Share of $11.50, net to the holder in cash, without interest (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), which CVR represents the right to receive a contingent payment of $1.00 in cash, without interest, if a specified milestone is achieved, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Berlin-Chemie”) and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l., a privately-held company formed under the laws of Italy (“Menarini”).

Prior to Purchaser accepting Shares tendered in the Offer for payment, Berlin-Chemie and a rights agent mutually agreeable to Berlin-Chemie and Stemline will into a CVR Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by Stemline’s stockholders. Each CVR represents the right to receive a contingent payment of $1.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the first sale, on or before December 31, 2021, by Berlin-Chemie, its assignees, affiliates, licensees or sublicencees (including Stemline and its subsidiaries) for use or consumption by the public of ELZONRIS (as described below) in any one of (i) the United Kingdom, (ii) France, (iii) Spain, (iv) Germany, or (v) Italy, in each case, after a Marketing Authorization Approval (as defined below) by the European Commission (the “Milestone”); provided that with respect to each option to purchase Shares of Stemline that is outstanding and unexercised, whether or not vested, and that has a per-Share exercise price that is equal to or greater than the Cash Amount, the CVR represents the right to receive a cash payment of the excess of $12.50 over the per-Share exercise price of such option with such payment conditioned upon the achievement of the Milestone. If the Milestone is not achieved on or prior to December 31, 2021, no payment will become payable to holders of the CVRs in respect of the CVRs. A “Marketing Authorization Approval” is defined as a legally valid approval by the European Commission of a “marketing authorisation application” in the European Union, through the centralized procedure, which grants the right to sell, market and promote Stemline’s CD123-directed cytotoxin, which for clarity is marketed under the name ELZONRIS, as of May 3, 2020, for the treatment of adult patients with blastic plasmacytoid dendritic cell neoplasm (BPDCN) in the European Union for human use in accordance with applicable legal requirements. For the avoidance of doubt, Marketing Authorization Approval does not refer to approval in one or more individual member states in the European Union or to a positive opinion by EMA’s Committee for Medicinal Products for Human Use.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 3, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among Stemline, Berlin-Chemie and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Stemline, and Stemline will be the surviving corporation and a wholly owned subsidiary of Berlin-Chemie (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than (i) Shares held by Stemline (or held in Stemline’s treasury), (ii) Shares held by Berlin-Chemie, Purchaser or any other direct or indirect wholly owned subsidiary of Berlin-Chemie and (iii) Shares held by stockholders immediately prior to the effective time of the Merger who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and have neither effectively withdrawn nor lost such rights to appraisal and payment) will be canceled and converted automatically into the right to receive the Offer Price. As a result of the Merger, Stemline will cease to be a publicly-traded company and will become wholly owned by Berlin-Chemie. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Stemline’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Stemline’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M.,
EASTERN TIME, ON JUNE 9, 2020 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)       the Minimum Tender Condition (as described below);

(ii)      the HSR Condition (as described below); and

(iii)     the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Berlin-Chemie and its subsidiaries, equals one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)). The HSR Condition requires that the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. The Governmental Impediment Condition requires that there be no judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger in any jurisdiction in which Berlin-Chemie or Stemline have material business operations or law or other legal prohibition by any governmental body in any jurisdiction in which Berlin-Chemie or Stemline have material business operations in effect which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Stemline board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Stemline and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Stemline of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Stemline accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Berlin-Chemie is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Berlin-Chemie and has been waived), Purchaser may, in its discretion (and without the consent of Stemline or any other Person), extend the Offer for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied; (ii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Berlin-Chemie and has been waived), at the request of Stemline, Purchaser shall (and Berlin-Chemie shall cause Purchaser to) extend the Offer for additional periods specified by Stemline of up to 10 business days per extension (or such other period as the parties may agree) to permit such Offer Condition to be satisfied; and (iii) Purchaser shall, and Berlin-Chemie shall cause Purchaser to, extend the offer from time to time for (A) the minimum period required by any legal requirement, any interpretation or position of the SEC or its staff or the NASDAQ Global Select Market applicable to the Offer and (B) periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to and necessary for consummation of the Offer under the HSR Act shall have expired or been terminated. Notwithstanding the foregoing, in no event will Berlin-Chemie or Purchaser (i) be required to extend the Offer beyond the earlier to occur of (x) August 3, 2020 (such date, including as it may be extended pursuant to the terms of the Merger Agreement, the “End Date”) and (y) the earlier termination of the Merger Agreement (the “Extension Deadline”), (ii) be permitted to extend the Offer beyond the Extension Deadline without Stemline’s prior written consent, or (iii) be required to extend the Offer beyond the then-scheduled Expiration Date for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days, if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Tender Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

The purpose of the Offer and the Merger is for Berlin-Chemie and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Stemline. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Berlin-Chemie and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Stemline that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the amount of cash constituting the Cash Amount and/or the Milestone Payment (as defined in the CVR Agreement), (ii) add additional milestone payments and additional milestones solely with respect to additional milestone payments to the CVRs and the CVR Agreement, (iii) waive any Offer Condition (to the extent permitted under applicable Legal Requirements (as defined in the Merger Agreement)) and (iv) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of Stemline, Berlin-Chemie and Purchaser are not permitted to (i) decrease the Cash Amount or the amount of the Milestone Payment, (ii) change the form of consideration payable in the Offer (provided that nothing in the Merger Agreement shall limit the ability of Berlin-Chemie and Purchaser to increase the Cash Amount or the Milestone Payment or add additional milestone payments or additional milestones solely with respect to additional milestone payments to the CVRs and the CVR Agreement), (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of applicable SEC rules and regulations, or (ix) amend or modify the terms of the CVR or the CVR Agreement other than to increase the amount of the Milestone Payment or to add additional milestone payments or additional milestones solely with respect to additional milestone payments.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 11, 2020, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Berlin-Chemie, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Stemline has provided Purchaser with Stemline’s stockholder list and securities position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Stemline’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Stemline’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Stemline board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Berlin-Chemie will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders may call toll free: (888) 644-6071

Banks and Brokers may call collect: (212) 269-5550

May 12, 2020